Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended Sep. 30,		Years Ended Dec. 31,
	2010	2009	2009	2008	2007	2006	2005 (a)
			(dollars in millions)
EARNINGS:
Net income from continuing operations attributable to Alliant Energy Corporation common shareowners	$242.3	$57.9	$110.1	$279.4	$425.1	$337.8	$57.8
Income tax expense (benefit) (b)	121.8	(26.6)	(9.3)	139.6	256.3	202.8	(53.2)

Subtotal	364.1	31.3	100.8	419.0	681.4	540.6	4.6

Fixed charges as defined	167.6	147.7	200.6	186.5	185.6	213.4	226.8

Adjustment for undistributed equity earnings	(4.2)	(4.9)	(6.7)	(6.1)	(7.8)	(16.6)	(41.7)

Less:
Interest capitalized	—	—	—	—	—	—	3.4
Preferred dividend requirements of subsidiaries (pre-tax basis) (c)	20.7	8.8	17.3	27.5	29.5	29.3	5.7

Total earnings as defined	$506.8	$165.3	$277.4	$571.9	$829.7	$708.1	$180.6

FIXED CHARGES:
Interest expense	$122.2	$113.8	$154.9	$125.8	$116.7	$145.7	$175.8
Interest capitalized	—	—	—	—	—	—	3.4
Estimated interest component of rent expense	24.7	25.1	28.4	33.2	39.4	38.4	41.9
Preferred dividend requirements of subsidiaries (pre-tax basis) (c)	20.7	8.8	17.3	27.5	29.5	29.3	5.7

Total fixed charges as defined	$167.6	$147.7	$200.6	$186.5	$185.6	$213.4	$226.8

Ratio of Earnings to Fixed Charges (d)	3.02	1.12	1.38	3.07	4.47	3.32	0.80

(a)	For the year ended Dec. 31, 2005, earnings as defined were inadequate to cover fixed charges as defined by $46.2 million.

(b)	Includes net interest related to unrecognized tax benefits.

(c)	Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective year-to-date effective income tax rate.

(d)	The ratio calculation in the above table relates to Alliant Energy Corporation’s continuing operations.